FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2005


                        ARIES MARITIME TRANSPORT LIMITED
                 (Translation of registrant's name into English)

                                6 Posidonos Ave.
                             Kallithea 176 74 Athens
                                     Greece
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F [X]   Form 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [_]   No [X]


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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Attached hereto as Exhibit 1 is a copy of the press release issued November 30, 2005 by Aries Maritime Transport Limited (the "Company") in which the Company announced the delivery of the first of three new products tankers and provided its dividend calendar for 2006.


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                                                        Exhibit I

[GRAPHIC OMITTED]

For Immediate Release

Company Contacts:

Richard J.H. Coxall                 Leon Berman
Chief Financial Officer             Principal
Aries Maritime Transport Limited    The IGB Group
(011) 30 210 9467433                212-477-8438


            ARIES MARITIME TRANSPORT LIMITED TAKES DELIVERY OF FIRST
                          OF THREE NEW PRODUCTS TANKERS

                  Company Provides Dividend Calendar for 2006


ATHENS, GREECE, November 30, 2005 - Aries Maritime Transport Limited (NASDAQ:
RAMS) announced today that it has taken delivery of the Chinook, a 2001-built 38,700 dwt double-hulled products tanker.

The Chinook was acquired from German owners for $32.6 million. The purchase price is inclusive of the ship's existing time charter with Italian stock listed group Navigazione Montanari at the gross rate of $13,100 per day for the remainder of this year and $13,700 per day until expiration of the contract in January 2007.

Mons S. Bolin, President and Chief Executive Officer, commented, "We are pleased to take delivery of the first of three products tankers that will grow our products fleet by 47% on a deadweight tonnage basis, by March 2006. All three vessels have profitable time charters that provide shareholders with both stable earnings and the ability to benefit from what we expect to be a strong rate environment in the products sector. With Chinook's time charter expiring in 14 months, we intend to seek opportunities to extend the charter cover at an increased charter rate before the current charter expires, as we did with two of its sister ships, the Bora and the Nordanvind. On October 17, 2005 and November 2, 2005 respectively, the Bora and the Nordanvind began trading on contracts with rates that are 50% higher than their previous time charters. This success with the Bora and Nordanvind underscores our ability to benefit from a strong rate environment while maintaining 100% time charter coverage."

In addition to the Chinook, the Company expects to take delivery of two Panamax newbuildings in December 2005 and March 2006. Following the delivery of these vessels, Aries will operate a fleet of ten double-hulled products tankers with an average age of 6.3 years and total dwt of 575,325. 100% of the Company's products fleet will be employed on profitable time charters with an average duration of 2.5 years. Three of the Company's products tankers will have profit sharing agreements as part of their charters.

On November 1, 2005, Aries' Board of Directors declared a $0.52 per share dividend covering the four month period between June 1, 2005 and September 30, 2005. The dividend was payable on November 28, 2005 to shareholders of record on November 10, 2005. For 2006, Aries currently expects to pay a quarterly dividend in March, May, August and November.

About Aries Maritime Transport Limited

Aries Maritime Transport Limited is an international shipping company that owns and operates products tankers and container vessels. The Company's products tanker fleet, which has an average age of 7.8 years and is 100% double-hulled, consists of five MR tankers, two Panamax tankers and one Aframax tanker. Following the delivery of two double-hulled products tanker newbuildings in December 2005 and March 2006, the company's products tanker fleet will have an average age of 6.3 years. The Company also owns a fleet of five container vessels. The Company's container vessels have an average age of 16 years and range in capacity from 1,799 to 2,917 TEU. All of the Company's products tankers and container vessels currently have time charter coverage.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of
1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; and anticipated developments with respect to pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this press release. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for oil and oil products, the effect of changes in OPEC's petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in Aries Maritime Transport Limited's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in Aries Maritime Transport Limited's filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should," and "expect" reflect forward-looking statements.

                                      # # #



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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                        ARIES MARITIME TRANSPORT LIMITED
                                  (registrant)



Dated:  November 30, 2005      By:/s/ Richard J.H. Coxall
                               --------------------------------
                                      Richard J.H. Coxall
                                      Chief Executive Officer





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